

August 27, 2018

Alan Pickerill
Chief Financial Officer
Expedia Group, Inc.
333 108th Avenue NE
Bellevue, WA 98004

      Re: Expedia Group, Inc.
          Form 10-K for the Year Ended December 31, 2017
          File No. 001-37429

Dear Mr. Pickerill:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Transportation and Leisure